UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54571
CUSIP NUMBER:	870787207

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	December 31, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

SWINGPLANE VENTURES, INC.
Full Name of Registrant

Former Name if Applicable

3100 West Ray Rd., 2nd Floor,
Address of Principal Executive Office (Street and Number)

Chandler, AZ 85226
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six month period ended December 31, 2013 will not be submitted by the deadline due to a situation where the workload exceeds available personnel, due to insufficient staff.   We were not able to complete all of the financial information required to allow sufficient time to be able to finalize review and filing of the Form 10-Q by the filing deadline of February 14, 2014.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Carlos De la Torre	(800)	373-0537
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
During the six month period ended December 31, 2013, we incurred operating losses of $80,162 as compared to operating losses of $376,000 during the six month period ended December 31, 2012, a decrease of $295,838. During the period ended December 31, 2013 we incurred professional fees of $10,913 (2012: Nil), consulting fees of $15,250 (2012: Nil), management fees of $15,000 (2012: Nil), general and administrative expenses of $15,245 (2012: Nil) and legal fees of $4,947 (2012- Nil). These increases in expenses were offset by exploration expenses for the six months ended December 31, 2012 in the amount of $376,000 with no comparable expense for the six months ended December 31, 2013, which accounts for the substantial decrease in operating expenses period over period.

SWINGPLANE VENTURES, INC.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	February 14, 2014	By:	/s/ Carlos De la Torre
		Name:	Carlos De la Torre
		Title:	Chief Executive Officer, President, Secretary, and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).